Via Facsimile and U.S. Mail
Mail Stop 4720

June 29, 2009

Marc D. Hamburg
Senior Vice President & Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnum Street
Omaha, Nebraska 68131

Re: **Berkshire Hathaway Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed March 2, 2009
        File No. 001-14905

Dear Mr. Hamburg:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                            Sincerely,

                                            Joel Parker
                                            Accounting Branch Chief